EXHIBIT 12.1

THE MILLS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGE AND PREFERRED STOCK DIVIDENDS

(In millions, except ratio data)

	Six Months
	Ended June 30,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
			(Restated)	(Restated)	(Restated)	(Restated)
Income from continuing operations before minority interest in Mills LP	$10.9	$220.4	$146.1	$72.8	$23.0	$45.6
Add:
Fixed charges (a)	91.7	149.4	81.9	57.0	74.7	63.7
Distributed income of unconsolidated joint ventures	74.8	33.1	64.6	42.2	28.1	44.0
Amortization of capitalized interest	2.0	3.1	—	—	—	—
Deduct equity in (loss) earnings of unconsolidated joint ventures (b)	0.1	(5.8)	(29.9)	(19.8)	(7.9)	(8.8)
	$179.5	$400.2	$262.7	$152.2	$117.9	$144.5
Fixed Charges:
Interest expense (c)	$91.2	$148.5	$80.6	$55.7	$58.1	$60.6
Loss on debt extinguishments	0.1	—	0.6	1.3	16.6	3.1
Series D preferred unit distributions	0.4	0.9	0.7	—	—	—
Capitalized interest	30.2	56.8	48.0	34.3	21.3	16.1
Combined fixed charges	121.9	206.2	129.9	91.3	96.0	79.8
Preferred stock dividends	31.6	43.9	27.8	2.6	—	—
Fixed charges and preferred dividends	$153.5	$250.1	$157.7	$93.9	$96.0	$79.8
Ratio of earnings to combined fixed charges	1.47	1.94	2.02	1.67	1.23	1.81
Ratio of earnings to combined fixed charges and preferred dividends	1.17	1.60	1.67	1.62	1.23	1.81

(a)   Excludes capitalized interest and preferred dividends.

(b)   Annual periods ended 2000 through 2004 include the reclassification of basis amortization to equity in earnings of unconsolidated joint ventures to be consistent with 2005 presentation.

(c)   Includes Series A Cumulative Convertible Preferred Stock dividends from issue date in 2001 through conversion date in 2003.